NEWS RELEASE

December 15, 2004

Trading Symbol: TSX: RNG

Amex: RNO

UPDATE ON RIO NARCEA’S AGUABLANCA MINE STARTUP

Toronto – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is pleased to announce that the commissioning of the Aguablanca plant is proceeding according to plan and that the first nickel concentrate has been produced.

The plant’s grinding circuit and mills are operating at full capacity with no major issues.  Some minor bottlenecks in the piping of the flotation circuit have been identified, which will require relatively minor modifications. These modifications will be carried out this month by the contractors, at no cost to the Company, and are expected to take less than a week to complete.  In the meantime, the plant will continue to operate as commissioning and fine-tuning progress.  As a result, we expect to be running the plant at full capacity in January.

Mechanical completion tests are planned for January, prior to Fluor Corporation handing over the plant to the Company.

Tasiast gold project update:

In respect of the Company’s 100% owned and fully permitted Tasiast gold project in Mauritania, West Africa, proposals for both engineering and construction contracts, and project financing have been received and are currently being evaluated with final selections planned to be made in January. Work is continuing on the project with the identification of local contractors and recruitment of additional staff to supplement the existing management in preparation for project construction. Construction of the water pipeline, permanent camp, and road access to site from the newly completed national highway will be initiated at the beginning of the year.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and has started producing concentrates at its Aguablanca nickel-copper-PGM mine in southern Spain.  Work on a full feasibility study of its Salave gold deposit in northern Spain is continuing.

For further information, contact John W.W. Hick, Vice-Chairman and CEO or Laurie Gaborit, Manager Investor Relations.

Tel: (416) 956 7470  Fax: (416) 956 7471  E-Mail: info@rngm.com  Website:www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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